Exhibit 6.1

Earnings Per Share Calculation

Calculation of earnings per share under Brazilian GAAP.

	Year ended December 31,
	1998		1999		2000		2001		2002
Net income (loss) for the year/period (in millions)	R$	542.1	R$	(235.6)	R$	521.4	R$	216.2	R$	(650.5)
Number of common shares outstanding at the year/period end (in thousands)		27,857,340		28,437,155		28,479,578		28,479,578		28,479,578
Net income (loss) per 1,000 common shares	R$	19.46	R$	(8.28)	R$	18.31	R$	7.59	R$	(22.84)